05012205

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

25 October 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentlemen

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

Andrew Geddes
Investor & Media Relations Manager

encl

PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

ventracor

asx announcement

Ventracor to deliver operating revenues in 2006

Sydney, 25 October 2005: Ventracor Limited (ASX: VCR) today said it will report first operating revenues of more than $300,000 in the first half of 2006 financial year after receiving additional payment from implants of the VentrAssist in UK patients.

Ventracor Chief Executive Officer Colin Sutton PhD told the company's Annual General Meeting: "Ventracor has now received more than $300,000 in payments for the VentrAssist in US and UK patients."

"This is an important achievement, and reflects the transition of our focus from building a product to building a business," he said.

"Our latest payment came from Papworth Hospital in the UK which is taking part in the CE Mark Trial. We expect enrollment in that trial to be complete in early 2006," Dr Sutton said.

CE Mark approval will enable Ventracor to begin marketing and selling its VentrAssist device in the major market of Europe. Ventracor is also conducting an FDA-approved feasibility study at five leading hospitals in the USA.

"We have said to the market previously we expected to achieve revenues before the end of the 2005 calendar year and I am very happy to say we have met this important milestone.

"The prices paid for the VentrAssist are consistent with the industry averages in the US and UK," Dr Sutton said.

A full copy of the Annual General Meeting presentation is available at *www.ventracor.com*

About Ventracor
Ventracor is a global medical device company that has developed an implantable blood pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company hopes to bring the VentrAssist™ to the global market in record time, and expects to obtain a significant share of the huge potential market.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
T + 61 2 9406 3086

ventracor
the heart company

Annual General Meeting

Brisbane 25 October 2005

Address to shareholders by Chairman John Massey

Ladies and Gentlemen, this financial year has been one of considerable transition for Ventracor in which aggressive clinical, regulatory and operational milestones were set and achieved.

As we establish the foundations to become a commercially viable and global medical device company, our total expenditure increased from $18.8 million in 2004 to $29.4 million in 2005 with a resulting net loss being incurred of $26.6 million.

We have undertaken a comprehensive capital expenditure program which included the acquisition and installation of manufacturing equipment, a substantial build up of finished goods and raw materials, and the establishment of US and European based offices necessary to support Ventracor's global clinical trials.

The Financial Statements showed cash of $33 million at 30 June, 2005 and updating that number to the end of September has our cash still over $25 million. The Board keeps this cash situation under regular review to ensure that we can achieve our milestones in a timely manner.

It is exciting to note that we have recently received our first revenue, by way of reimbursement, from both the US and UK.

Our Managing Director, Dr Colin Sutton, will shortly update the significant and specific progress which has been achieved over the past year and outline our plans for the future.

I must note the development of Ventracor's Chatswood premises has rapidly evolved from being a research base to a sophisticated, multi-faceted hi-tech and commercially focussed facility of which all our staff and shareholders should be justifiably proud. I am sure you will find the part of Colin's presentation showing you this facility will prove very interesting.

The clinical trials are progressing well and we are now conducting trials in four countries. This geographic expansion has been matched by the extension of our physical presence and we have welcomed some very skilful and experienced staff in these locations to guide our future development.

As I always do, I publicly recognise the participation of our patients and their families as part of our being able to offer the VentrAssist to the hundreds of

thousands of people worldwide who, like them, are suffering advanced heart failure.

And I also acknowledge the many highly skilled medical professionals for their contribution and their support of our international development.

The need to undertake a field exchange of VentrAssist controllers was unfortunate but it was speedily and effectively completed.

On a positive note from this event, it proved a valuable test of the quality of our management around the world and I must acknowledge the outstanding manner in which the Ventracor people responded. Our systems, processes and people passed the test with flying colours which stands Ventracor in very good stead for the future as our global business grows.

In particular, I note the excellent work involved in implementing our sophisticated quality control systems and the internal risk management framework and systems.

As announced, I confirm that we are negotiating a resolution to the patent infringement action which we initiated against Heartware. It has always been our publicly stated position that Ventracor will vigorously defend its patents. Any successful resolution with Heartware to which the Board will agree, will need to pass the test of being appropriate and in the best interests of our shareholders.

Some serious effort is being directed to the future applications of Ventracor's intellectual property, technologies and manufacturing processes, including product development activities. While these will remain necessarily confidential while we undertake the development process and seek to ensure potential commercial viability, the Board is committed to attempting to maximise the future value of our IP.

The Board is functioning effectively and has sound processes in place for undertaking its important responsibilities. During the year, as foreshadowed at the last AGM and following an earlier review of the Board's performance and composition, Ross Harricks became a Non Executive Director specifically adding his extensive international medical device experience.

We consider Ventracor is well positioned to become a significant global player in implantable blood pumps with a strong intellectual property base, a technologically advanced product and an experienced and competent management team.

Our primary emphasis is currently time to market.

I acknowledge Ventracor's professional and committed staff, ably led by Colin Sutton, without whom our excellent performance simply could not occur. We are proud of our people and their achievements, particularly as we

demonstrate our ability to improve the quality of life for people suffering end-stage heart failure.

We also appreciate the ongoing support and interest of our shareholders as we build a profitable global medical device company.

John C Massey

25 October 2005

ventracor
the heart company

Annual General Meeting

05

ventracor
the heart company

Chief Executive Officer

Colin Sutton PhD

ventracor
the heart company

Our new facilities

Results and revenues

ventracor
the heart company

- Start of US clinical trial program
  - FDA approval of US BTT study protocol, and start of feasibility stage
  - Three US patients implanted
  - US office and infrastructure
- Approaching 40 patients worldwide implanted to date
  - Improving confidence in the safety and efficacy of VentrAssist
  - Developed key clinical trial protocols
  - Competitive advantage – first and only 3G device in US trials
- In-house manufacturing capability now operational
  - Will support global clinical trial program now underway
- First revenues achieved for VentrAssist in UK and US.

05

Field exchange program - update

ventracor
the heart company

- Key risk management initiative - voluntary
- Identified issue and actioned immediately
- Demonstrates risk management systems work, depth of team
- Regulatory relationships remain solid
- Building confidence with clinicians and trial centres globally
- Feedback on VCR's response has been positive
- Timing for CE and US Feasibility completion first quarter 2006.

05

ventracor
the heart company

Chief Operating Officer

Peter Crosby

US beachhead established

ventracor
the heart company

- US Office now in Denver – but long term on west coast
- Key executives recruited
- Relationships established with key US hospitals and clinical leaders
  - InCHOIR at Columbia University will manage VCR's US trials
  - Principal Investigator Prof. Eric Rose, Columbia University
  - Chairman of Steering Committee, Dr. Robert Kormos, UPMC
- Five prestigious centres on board
  - Columbia University (New York, NY)
  - University of Maryland (Baltimore, MD) – 3 implants to-date
  - University of Minnesota (Minneapolis, MN)
  - University of Pittsburgh Medical Center (UPMC, Pittsburgh, PA)
  - Cleveland Clinic (Cleveland, OH).

05

US clinical trial progress

ventracor
the heart company

- First Investigators' Meeting in New York - June
- Appointed Electronic Data Capture company in USA
- Appointed Vital Engineering for training and field support
- FDA approved feasibility trial 10 patients (3 implants to date)
  - BTT trial > 90 patients, target FDA approval 2007
  - DT framework under discussion, targeting 2006 start
- First revenue achieved.

05

European progress

ventracor
the heart company

- CE Mark Trial for European approval commenced
  - Implants in UK, Australia and New Zealand
  - BTT or DT indication
  - > 20 implants completed to date
  - CE Mark approval anticipated late 2006
- Many other LVAD centres excited to work with Ventracor
- Director, European Operations appointed
- First revenue from Europe achieved.

05

ventracor
the heart company

Chief Executive Officer

Colin Sutton PhD

Benefits of in-house manufacturing

ventracor
the heart company

- Supports global trial activities, ensures supply
- Critical manufacturing processes now in house
  - controls time and costs to manufacture
  - certainty of supply
  - quality control and risk management, key to regulatory approval process





05

Management and Leadership

ventracor
the heart company

- Whole team working towards building a sustainable business
- Active engagement of employees, a high sense of urgency
- Employees' financial goals aligned with shareholders
- Corporate culture highly focused on
  - time to market
  - risk management
  - design control
  - quality assurance and compliance
- Aggressive benchmarks set with strong leadership at all levels
- Key long-term milestones are being achieved.

05

The future, advanced technologies

ventracor the heart company

- VentrAssist technology is raising the bar for 3G devices
- Customer driven for future products
  - Patient monitoring systems, telemetry, data access
  - Implantable power system
  - Physiological response to patient needs
- A$2 million Australian government grant
  - Developing transcutaneous energy transfer system
  - Close collaboration with leading Australian universities
- The next generation of VentrAssist is in development.

05

Setting new milestones - 2006

ventracor
the heart company

- Key cultural transitions:
  - From a company focused on developing a product, to a company focused on developing a business
  - From an Australian R&D company to a global medical device company
- Complete enrolment in CE Mark trial
- Complete enrollment in US BTT feasibility trial
- US DT IDE application is submitted
- Significant revenue from VentrAssist
- In-house manufacturing fully operational
- Capital works program ongoing.

05

ventracor
the heart company

Thank you

05

ventracor
the heart company